Exhibit 5.1

April 29, 2016

Unisys Corporation

801 Lakeview Drive, Suite 100

Blue Bell, PA 19422

Re:	Unisys Corporation Registration Statement on Form S-8 relating to the Unisys Corporation 2016 Long-Term Incentive and Equity Compensation Plan

Ladies and Gentlemen:

I am an Associate General Counsel of Unisys Corporation, a Delaware corporation (the “Company”), and am rendering this opinion in connection with the registration of 2,500,000 shares (the “Shares”) of the Company’s Common Stock, par value $.01 per share, on a registration statement on Form S-8 (the “Registration Statement”) filed pursuant to the Securities Act of 1933, as amended (the “Act”). The Shares will be offered and sold pursuant to the Unisys Corporation 2016 Long-Term Incentive and Equity Compensation Plan (the “Plan”).

I have reviewed the Registration Statement, the Plan, the Company’s Certificate of Incorporation and By-laws and such corporate records and other documents and have made such investigations of law as I have deemed appropriate for purposes of giving the opinion hereinafter expressed.

Based upon the foregoing and subject to the limitations set forth below, I am of the opinion that the Shares will be, when issued in accordance with the terms of the Plan, validly issued, fully paid and non-assessable.

With respect to the opinion set forth above, I have assumed that the consideration to be received by the Company upon the issuance of any Shares will be at least equal to the par value of such Shares.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, I do not thereby admit that I am an expert with respect to any part of the Registration Statement, including this exhibit, within the meaning of the term “expert” as used in the Act or the rules and regulations issued thereunder.

This opinion is limited to the General Corporation Law of the State of Delaware.

Very truly yours,

/s/ John M. Armbruster

John M. Armbruster

Associate General Counsel